UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZOLTEK COMPANIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

98975W 10 4
(CUSIP Number)

Koji Matsuoka Toray Industries, Inc. Nihonbashi Mitsui Tower, 1-1 Nihonbashi-Muromachi 2-chome, Chuo-ku Tokyo 103-8666, Japan +81-3-3245-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Michael J. Mies Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 650-470-4500

February 28, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98975W 10 4

(1)	NAME OF REPORTING PERSON: Toray Industries, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 06-1426150
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER See Item 4
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER See Item 4
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
(14)	TYPE OF REPORTING PERSON CO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements the information set forth in the Schedule 13D filed on October 7, 2013 (the “Schedule 13D”) and is being filed on behalf of Toray Industries, Inc., a Japanese kabushiki kaisha (“Toray”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D.

 The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplemented as follows:

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

On February 28, 2014 Toray, Zoltek and Merger Sub consummated the Merger, as described in Item 4, in accordance with the Merger Agreement.  Toray funded the Merger using (1) cash on hand and (2) borrowings under its credit facility.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph of (a)–(b):

On February 28, 2014, the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result of the Merger and the transactions contemplated by the Merger Agreement, Issuer is now an indirect wholly owned subsidiary of Toray, and, with no public market for Issuer’s Common Stock, price quotations with respect to sales of Issuer’s Common Stock in the public market are no longer available, registration of Issuer’s Common Stock under the federal securities laws will be terminated and Issuer will no longer be required to file periodic reports with the Securities and Exchange Commission.  Upon completion of the Merger, the Voting Agreement terminated in accordance with its terms.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended, in pertinent part, as follows:

 (a)–(b) As a result of the Merger, Toray is the sole stockholder of Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2014

TORAY INDUSTRIES, INC.

By:	/s/ Moriyuki Onishi
Name:	Moriyuki Onishi
Title:	Senior Vice President, General Manager, Torayca & Advanced Composites Division